

May 29, 2007

By U.S. mail and facsimile to (412) 281-4747

Mr. John M. Froehlich
Chief Financial Officer
Reunion Industries, Inc.
11 Stanwix Street, Suite 1400
Pittsburgh, PA 15236

   RE: Reunion Industries, Inc.
      Form 10-K for the fiscal year ended December 31, 2006
      Filed April 2, 2007
      Form 10-Q for the period ended March 31, 2007

      File No. 1-15739

Dear Mr. Froehlich:

   We have reviewed your response letter dated May 17, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2006

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-5

1. We note your response to comment 6 in our letter dated May 3, 2007. Specifically, we note your position that operating profit is synonymous with income or loss before income tax expense and appropriate items below. Given that this line item is below non-operating income and non-operating expenses, we do not agree with your position. Furthermore, it is unclear how you arrived at this conclusion given that you have interest expense below operating profit on your consolidated statements of operations and comprehensive income (loss). Rule 5-03 of Regulation S-X includes interest expense above income or loss before income tax expense and appropriate items below. Rule 5-03 of Regulation S-X does not specifically identify where operating profit is to be located on the income statement, as it is not a required line item. However, Rule 5-03 of Regulation S-X does specifically address non-operating income and non-operating expenses. As

such, we would expect an operating profit line item to be placed above non-operating income and expenses. As such, please include the gain on debt extinguishment below your operating profit line item in future filings.

Form 10-Q for the fiscal quarter ended March 31, 2007

Item 4. Controls and Procedures, page 21

2. We have read your response to prior comment 4 in our letter dated May 3, 2007. We also note your disclosure that a review of your internal controls over financial reporting was conducted and that no material decline in internal controls occurred. However, such language may confuse readers as to the conclusions reached as to whether there was or was not any change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. As such, please revise your disclosure in future filings to clearly state whether or not there was any change in your internal control over financial reporting during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief